UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

VENTANA MEDICAL SYSTEMS, INC.

(Name of Subject Company)

VENTANA MEDICAL SYSTEMS, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92276H106

(CUSIP Number of Class of Securities)

Christopher M. Gleeson

President and Chief Executive Officer

VENTANA MEDICAL SYSTEMS, INC.

1910 E. Innovation Park Dr.

Tucson, AZ 85755

Telephone (520) 887-2155

Toll Free (800) 227-2155

Fax (520) 229-4207

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Thomas A. Cole	Daniel M. Mahoney
Fredrick C. Lowinger	Snell & Wilmer L.L.P.
Michael A. Gordon	One Arizona Center
Robert L. Verigan	400 E. Van Buren
Sidley Austin LLP	Phoenix, AZ 85004
1 South Dearborn Street	Telephone (602) 382-6000
Chicago, IL 60603	Fax (602) 382-6070
Telephone (312) 853-7000
Fax (312) 853-7036

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Purpose of Amendment

The purpose of this amendment is to amend Item 9—Exhibits by adding a new exhibit (a)(24) and revising the Exhibit Index accordingly.

Item 9.	Materials to Be Filed as Exhibits.

Exhibit No.	Document
(a)(1)	Letter to the Company’s stockholders dated July 11, 2007*(1)

(a)(2)	Press release issued by the Company on July 11, 2007(1)

(a)(3)	Letter to the Company’s employees dated July 11, 2007(1)

(a)(4)	Employee/customer/supplier “Frequently Asked Questions”(1)

(a)(5)	Press release issued by the Company on July 19, 2007(1)

(a)(6)	Investor presentation materials for Earnings Conference Call held on July 20, 2007(1)

(a)(7)	Transcript of Earnings Conference Call held on July 20, 2007(1)

(a)(8)	Press release issued by the Company on July 26, 2007(1)

(a)(9)	Letter to the Company’s employees dated July 26, 2007(1)

(a)(10)	Press release issued by the Company on August 21, 2007(1)

(a)(11)	Letter to the Company’s employees dated August 21, 2007(1)

(a)(12)	Letter to the Company’s employees dated August 22, 2007(1)

(a)(13)	Complaint filed by the State-Boston Retirement System, individually and on behalf of all those similarly situated, on August 22, 2007, in the Court of Chancery for the State of Delaware, New Castle County(1)

(a)(14)	Complaint filed by Geneva Blazek, individually and on behalf of all those similarly situated, on August 24, 2007, in the Superior Court of the State of Arizona in and for the County of Pima(1)

(a)(15)	Press release issued by the Company on September 19, 2007(1)

(a)(16)	Letter to the Company’s employees dated September 21, 2007(1)

(a)(17)	Press release issued by the Company on October 18, 2007(1)

(a)(18)	Transcript of Earnings Conference Call held on October 18, 2007(1)

(a)(19)	Press release issued by the Company on October 29, 2007(1)

(a)(20)	Press release issued by the Company on November 13, 2007(1)

(a)(21)	Letter to the Company’s employees dated November 13, 2007(1)

(a)(22)	Press release issued by the Company on December 5, 2007(1)

(a)(23)	Letter to the Company’s employees dated December 5, 2007(1)

(a)(24)	Press release issued by the Company on January 16, 2008

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Stockholders as filed with the SEC on March 28, 2007(1)

(e)(2)	1988 Stock Option Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 10.7(A) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)

(e)(3)	1996 Stock Option Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 10.7(B) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)

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(e)(4)	1996 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.8(B) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)

(e)(5)	1996 Directors Option Plan (Incorporated by reference to Exhibit 10.8(C) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)

(e)(6)	1998 Nonstatutory Stock Option Plan and forms of agreements thereunder (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-92883), filed with the SEC on December 16, 1999 and Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-105976), filed with the SEC on June 10, 2003)

(e)(7)	2001 Outside Director Stock Option Plan (Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (SEC File No. 333-69658), filed with the SEC on September 19, 2001)

(e)(8)	2005 Equity Incentive Plan (Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A (SEC File No. 000-20931) filed with the SEC on March 31, 2005)

(e)(9)	2005 Employee Stock Purchase Plan (Incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A (SEC File No. 000-20931) filed with the SEC on March 31, 2005)

(e)(10)	2005 Equity Incentive Plan Agreement (Incorporated by reference to Exhibit 10.8.1 to the Company’s Annual Report on Form 10-K (SEC File No. 000-20931) filed with the SEC on February 16, 2007)

(e)(11)	2005 Equity Incentive Plan Agreement (Accelerated Vesting) (Incorporated by reference to Exhibit 10.8.2 to the Company’s Annual Report on Form 10-K (SEC File No. 000-20931) filed with the SEC on February 16, 2007)

(e)(12)	Preferred Share Rights Agreement, dated as of May 6, 1998 between the Company and Norwest Bank Minnesota, N.A., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (Incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A12G filed with the SEC on June 9, 1998)

(e)(13)	Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3.1(i)(a) to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)

(e)(14)	Certificate of Amendment to Certificate of Incorporation (Incorporated by reference to Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q (SEC File No. 000-20931), filed with the SEC on July 26, 2005)

(e)(15)	Form of Indemnification Agreement for directors and officers (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996)

*	Included in materials mailed to the Company’s stockholders.
(1)	Previously filed with Schedule 14D-9 or an amendment thereto.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

VENTANA MEDICAL SYSTEMS, INC.

By:	/s/ Mark D. Tucker
Mark D. Tucker
Senior Vice President and General Counsel

Date: January 17, 2008